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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                   American Business Financial Services, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    02476B106
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 4, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

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SCHEDULE 13D

CUSIP No. 02476B106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                    a[ ]
                                           b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
              OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

                          7.      SOLE VOTING POWER

                                  None

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      164,600
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          None
   WITH
                         10.      SHARED DISPOSITIVE POWER
                                  164,600

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
              164,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                        [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.7%

14.     TYPE OF REPORTING PERSON*
              PN

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SCHEDULE 13D

CUSIP No. 02476B106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                            a[ ]
                                                   b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
              OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                       7.      SOLE VOTING POWER

                               None

                       8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                   164,600
 OWNED BY
REPORTING              9.      SOLE DISPOSITIVE POWER
  PERSON                       None
   WITH
                      10.      SHARED DISPOSITIVE POWER
                               164,600

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           164,600

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                          [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.7%

14.     TYPE OF REPORTING PERSON*
           IN

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SCHEDULE 13D

CUSIP No. 02476B106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay S. Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                                      a[ ]
                                                             b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
             OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                          7.      SOLE VOTING POWER

                                  None

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      None
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          None
   WITH
                         10.      SHARED DISPOSITIVE POWER
                                  None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
           None

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%

14.     TYPE OF REPORTING PERSON*
               IN







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         This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on November 7, 1997, and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

         (a)-(b)    On the date of this Statement:

         (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 164,600 shares of the Common Stock, par value $.001 per share, of American Business Financial Services, Inc. ("Common Stock") by virtue of his position as general partner of KS. Such shares represent 4.7% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Kramer Spellman, L.P. ("KS").

         (ii) Mr. Spellman no longer has Beneficial Ownership of any Common Stock as a result of his withdrawal as a general partner of KS effective as of December 31, 1997. Accordingly, Mr. Spellman no longer shares voting power or dispositive power over the Common Stock with Mr. Kramer and KS.

         (iii) KS has Beneficial Ownership of 164,600 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed






                                  Page 5 of 9
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Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 4.7% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

         The percentages used herein are calculated based upon the 3,523,406 shares of Common Stock stated to be issued and outstanding as of February 1, 1998, as reflected in the Company's Annual Report on Form 10-QSB for the three months ended December 31, 1997.

         (c) The trading dates, number of shares sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter transactions.

         (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds upon the sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or the proceeds upon the sale of shares of Common Stock held for their respective accounts.

         (e) Effective December 31, 1997, Mr. Spellman ceased to be the Beneficial Owner of more than 5% of the outstanding shares of Common Stock as a result of his withdrawal as a general partner of KS as of that date. Additionally, effective May 4,








                                  Page 6 of 9



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1998, both KS and Mr. Kramer each ceased to be a Beneficial Owner of more than
5% of the outstanding shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

         Joint Filing Agreement among KS, Mr. Kramer and Mr. Spellman, dated November 7, 1997 (filed as Exhibit 99 to the initial Schedule 13D and incorporated herein by reference).

























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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 11, 1998.


                              KRAMER SPELLMAN L.P.

                              By:      /s/ Orin S. Kramer
                                  _____________________________
                                      Name: Orin S. Kramer
                                    Title:  General Partner



                                      /s/ Orin S. Kramer
                                  _____________________________
                                         Orin S. Kramer



                                      /s/ Jay S. Spellman
                                  _____________________________
                                         Jay S. Spellman










                                  Page 8 of 9
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                                                                   Schedule I
                                                                   __________


          Date                 Shares Sold                  Price Per Share
          ____                 ___________                  _______________

        03/09/98                  2,000                          25.189
        03/13/98                  3,000                          24.439
        03/19/98                    500                          24.450
        03/24/98                  1,000                          25.439
        04/02/98                  3,000                          23.939
        04/03/98                    500                          23.940
        04/07/98                  2,000                          24.002
        04/21/98                  2,500                          24.564
        04/24/98                 45,000                          23.542
        05/04/98                 60,000                          24.466














                                  Page 9 of 9